

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

Mr. Joseph Kennedy
Pandora Media, Inc.
2101 Webster Street, Suite 1650
Oakland, Calif. 94612

Re: **Pandora Media, Inc.**
Registration Statement on Form S-1
Amended on April 4, 2011
File No. 333-172215

Dear Mr. Kennedy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment four from our letter dated March 10, 2011, and that you have included with your supplemental materials consents to reference reports prepared for the Company that are not publicly available. Please confirm that you will

include consents from these parties as exhibits to your registration statement on Form S-1.

Management's Discussion and Analysis, page 44
Overview, page 44

2.   We note your response to comment 16 from our letter dated March 10, 2011. As we previously requested, please disclose the number of active users of your mobile version service. Tell us why you do not use this information to identify registered users with multiple accounts or inactivity.

Liquidity and Capital Resources, page 56
Critical Accounting Policies and Estimates, page 59

3.   We note your response to comment 22 from our letter dated March 10, 2011 and your revised disclosure. In order to assess the need for expanded disclosure, please tell us about the factors that gave rise to the significant increase in your allowance for doubtful accounts and bad debt expense for fiscal year ended January 31, 2011 as disclosed in Note 4.

Stock Option Grants and Common Stock Valuations, pages 61-63

4.   We note your response to comment 24 from our letter dated March 10, 2011. For your stock options granted in October 2010, please expand your disclosure to include the information in your response as well as the details used in the option-pricing and initial public offering scenario.

For your stock options granted in December 2010 and January and February 2011, we note that your revenue increased to $47,641 for the quarter ended January 31, 2011 from $37,689 for the previous quarter—an increase of more than 26%. Although your Total costs and expenses increased by more than 33%, the significant increases occurred in three line items, Marketing and sales increased by almost 48%, General and administrative increased by over 29% and Content acquisition increased by almost 32%. Please tell us why these three items increased at a faster pace than revenues. In reviewing the quarterly data on page 53, we note that there have been quarters where revenue has declined yet Content acquisition has increased, such as the quarter ended April 30, 2010. We also note that your Marketing and sales expenses as well as General and administrative have increased substantially in the last two quarter of the fiscal year ended January 31, 2011. Please explain in detail the causes for the disproportionate increases.

Furthermore, we note that your options were granted on the following dates:
- December 8, 2010
- January 26-27, 2011
- February 8, 2011

The values for the options granted on these dates were determined by your Board of Directors without the benefit of an independent third party valuation analysis and that you had selected the underwriters for your offering in mid-January 2011. Please tell us the date when you selected your underwriters and please provide us with the dates at which you commenced discussions with underwriters regarding undertaking an IPO. We continue to believe that the value of your stock should not have remained the same during this period. We note the fact that an updated independent valuation led to a value of $6.35 per share on February 28, 2011. The facts stated to justify the change at that time would certainly have been applicable at the time of the January 2011 grants which occurred approximately 2 weeks before you filed your IPO and within days of year end. Please revisit your valuations or provide us with specifics that justify your values.

5. We note your response to comment 25 from our letter dated March 10, 2011. Please revise your disclosure to include the information provided in your response.

6. We note your response to comment 26 from our letter dated March 10, 2011. We anticipate receiving your discussion of each significant factor contributing to the difference between the fair value of the common stock as of the date of each grant for the options and restricted stock awards and the estimated IPO price in an amendment after the IPO price range has been determined.

Expand Distribution, page 68

7. We note your response to the last sentence of comment 11 and comment 27 from our letter dated March 10, 2011. Please revise to provide more fulsome disclosure concerning how you are working with automobile manufacturers and their suppliers to seamlessly integrate the Pandora service into their automobiles via technologies that link to smartphones.

Advertising, page 69

8. We note your response to comment 33 from our letter dated March 10, 2011, and are reissuing the comment in part. Please revise to explain your statement that "an ad may allow the advertiser to create a custom radio station using dimensions that are

central to an advertiser's brand." Further, discuss how you intend to implement such products as including "an ad [that] may be triggered by a specific listener even such as skipping a song" without compromising your listener base.

Cash Incentive Payments, page 91

9.   We note your response to comment 37 from our letter dated March 10, 2011. Insofar as Mr. Trimble's actual non-equity incentive plan compensation for the fiscal year recently completed has been disclosed, as have the advertising revenues upon with it was based, we are unable to agree that continued non-disclosure of the performance target for fiscal 2011 is appropriate.

Financial Statements

Notes to Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet and Net Income (Loss) Per Share, page F-8

10.   We note your response to comment 42 from our letter dated March 10, 2011. We anticipate your disclosure of the impact of dividends in the pro forma stockholders' equity or the pro forma net income (loss) per share in a future amendment after an estimated price range per share for the offering has been determined.

Part II
Recent Sales of Unregistered Securities

11.   We note your response to comment 47 from our letter dated March 10, 2011, and the revisions you have made in Part II at page II-3. Please revise to include the value of the consideration received for the 50,000 shares issued on July 21, 2010.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer,

Mr. Joseph Kennedy
Pandora Media, Inc.
Page 5

Attorney-Advisor, at (202) 551-3415, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Martin A. Wellington, Esq.
       Via facsimile, 650-752-3618